HARRIS, MERICLE &WAKAYAMA
A Professional Limited Liability Company
A   T   T   O   R   N   E   Y   S      A   T      L   A   W

JOHN L. MERICLE Direct Telephone (425-742-3985 Direct Fax (425) 742‑4676 E‑mail: jbmericle@comcast.net	901 FIFTH AVENUE, SUITE 4100 SEATTLE, WASHINGTON 98164 206) 621‑1818 FAX (206) 624‑8560	Port Townsend Office 211 TAYLOR STREET, SUITE 404 - B PORT TOWNSEND, WASHINGTON 98368 (360) 379‑9377 FAX (360) 379‑9378
http://www.hmwlaw.com

February 13, 2014
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: H. Roger Schwall
Dear Mr. Schwall:
Re:    TransGlobe Energy Corporation (“TEC” or the “Company”)
Annual Report on Form 40-F
Filed March 14, 2013
TEC Reply to Staff Response, dated February 6, 2014 to TEC Reply dated January 8, 2014
File No. 1-31891

On behalf of our client, TransGlobe Energy Corporation, we provide the following reply to your letter dated February 6, 2014 to Mr. Ross G. Clarkson, the President and Chief Executive Officer of TEC, in regard to your review of the above-referenced filing. Your February 6th letter followed an exchange of correspondence with the undersigned, with your original letter dated December 30, 2013 and my response on behalf of TEC dated January 8, 2014.
Your comments of both December 30th and February 6th are repeated below, with our January 8th and current responses italicized. Capitalized terms used in this letter but not otherwise defined have the same meaning as in your letter.

Exhibit 99.1
Annual Information Form
Pre-Approval of Policies and Procedures, page 43
Original Comment #1

We note your disclosure that “All non-audit services with our auditor, Deloitte LLP, require pre-approval by the Audit Committee.” We also note the Charter of Audit Committee on Schedule “C”, in which you describe on page 57 the Audit Committee’s responsibility to “establish policies and procedures for the engagement of the independent auditor to provide non-audit services.” In accordance with Instruction B(10)(5)(i) of Form 40-F, please disclose the audit committee’s pre-approval policies and procedures.

United States Securities and Exchange Commission
Division of Corporation Finance
February 13, 2014

Original Reply of TEC

The Audit Committee’s pre-approval policy is that all non-audit services to be performed by the Company’s auditors must be approved by the Audit Committee in advance of the engagement of the Company’s auditors to perform such services. The pre-approval process involves management presenting the Audit Committee with a description of any proposed non-audit services. The Audit Committee considers the appropriateness of such services and whether the provision of those services would impact the auditor’s independence including the magnitude of the potential fees. Once the committee has satisfied itself of its concerns, if any, it then votes either in favour of or against contracting the Company’s auditors to perform the proposed non-audit services.

Further to the Staff’s comment, TEC management will propose to its Board of Directors that the Audit Committee Charter be amended to expressly reflect these procedures, and such amendment will be included as a schedule to TEC’s Canadian Annual Information Form and incorporated into its Form 40-F Annual Report for FY 2013 as an Exhibit thereto.

Staff Comment of February 6, 2014

1. While we note your response to our prior comment 1, it is the staff’s view that the statement that “[a]ll non-audit services with our auditor…require pre-approval by the Audit Committee” is not fully responsive to Paragraph (10)(5)(i) to General Instruction B to the Form 40-F. That Instruction asks that you “disclose the audit committee’s pre-approval policies and procedures.” Regardless of whether the Board approves the proposal as you describe, provide more details on the pre-approval policies and procedures.

Further to discussions with the Staff, the Company will, pursuant to Form 40-F, General Instruction B, Paragraph10(5)(i), provide the following disclosure in its Form 40-F soon to be filed for its fiscal year ended December 31, 2013:

PRE-APPROVAL OF POLICIES AND PROCEDURES

It is within the mandate of the Company’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee is informed routinely as to the non-audit services to be provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

The Audit Committee’s pre-approval policy is that all non-audit services to be performed by the Company’s auditors must be approved by the Audit Committee in advance of the engagement of the Company’s auditors to perform such services. The pre-approval process involves management presenting the Audit Committee with a description of any proposed non-audit services. The Audit Committee considers the appropriateness of such services and whether the provision of those services would impact the auditor’s independence, including the magnitude of the potential fees. Once the committee has satisfied itself of its concerns, if any, it then votes either in favor of or against contracting the Company’s auditors to perform the proposed non-audit services.

United States Securities and Exchange Commission
Division of Corporation Finance
February 13, 2014

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The requested written statement is supplementally provided to the Staff herewith.
Thank you for your consideration in this matter. Please contact the undersigned with any questions or comments regarding the contents of this letter.
Sincerely,
HARRIS, MERICLE & WAKAYAMA

/s/ John L. Mericle
cc: Lloyd Herrick, Ross Clarkson, Randy Neely, Robert Jennings, Geoffrey Chase and Fred Dyment
(TransGlobe Energy Corporation)
Kelsey Clark (Burnett, Duckworth & Palmer)
Kevin Nielsen (Deloitte LLP)

United States Securities and Exchange Commission
Division of Corporation Finance
February 13, 2014

February 13, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: H. Roger Schwall
Dear Mr. Schwall:
Re:    TransGlobe Energy Corporation (the “Company”)
Annual Report on Form 40-F
Filed March 14, 2013
File No. 1-31891

Pursuant to your comment letter dated February 6, 2014 regarding TransGlobe Energy Corporation’s 2012 Annual Report on Form 40-F as filed on March 14, 2013, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Randy C. Neely
Randy C. Neely
Vice President and Chief Financial Officer

cc:	Lloyd Herrick, Randy Neely, Robert Jennings, Geoffrey Chase and Fred Dyment (TransGlobe Energy Corporation)
John L. Mericle (Harris, Mericle & Wakayama)
Kevin Nielsen (Deloitte LLP)